



INVEST IN **LEVELLER MEDIA, INC.**

We're Changing How Hollywood Finances Entertainment.

leveller
The Inventor
UPCOMING
CHANGE THE STORY
Invest in Entertainment
you want to watch.
HOMEGROWN

Highlights

Highlights

1. Founders; $100MM Entrepreneur,16+year EGOT talent Attorney,EP of Indy films w/Oscar talent/producers

2. Projects from Robert Zemeckis's company, as well as Producers of the $1B Resident Evil Franchise and Pixar alum

3. Revenue Participation Right in three films: The Inventor, The Night of the Zoombies, and Homegrown.

4. Featuring Oscar 🏆 Marion Cotillard, SAG 🏆 Liev Schreiber, BAFTA 🏆 Matt Berry and many more!

5. Featured in The New York Times🗞️, LA Times🗞️, The Hollywood Reporter, Variety, Deadline & Indiewire

6. Projects from teams that have worked w/ HBO, Netflix, Disney, WarnerBro, Universal, Sony, Paramount

7. Supports people of color, members of the LGBTQ community and people with disabilities in media.

8. Promotes projects with a safe, fair, and dignified space for woman of all kinds in entertainment.

Our Team

Ryan Clarkson Founder, Co-CEO & Director

16-year attorney repping EGOT talent & producers; Executive Producer of independent films with

Oscar talent & producers; Founded company with $10MM+ in annual revenues; Founded charity that raises college funds for orphan children.

"We don't make movies to make more money. We make more money to make more movies." This contrarian philosophy helped Walt Disney become the most storied, influential & profitable filmmaker ever. Guided by this, our team combines unique and complementary skill sets that position Leveller to bring stories the world over to life.



Eric VonFeldt Founder, Co-CEO & Director

Executive Producer of independent films with Oscar talent & producers; Developed first 50 apps launched on the Apple App Store; and Founded a machine learning and data analytics software startup for film & tv production.



David Spisak Founder & Director

9 Figure Entrepreneur; Founded 8 Companies with multiple exits; and Board of Director emeritus, San Francisco 49ers

Pitch

Problem

Entertainment is an inefficient market network.

Content creation finance and production in the entertainment industry is controlled by a select few gatekeepers who keep the lion's share of profits and limit opportunities for creators and investors. This is an inefficient market network that stifles creativity, restricts investment, and ultimately obstructs the production of great entertainment.

 **CREATORS**
Difficulty financing creative projects, subject to "Hollywood accounting," and lack ways to monetize their fan base.



 **INVESTORS**
Investment opportunities are centralized, and restricted to a select few with narrow criteria, dictating what is produced.

Solution

Blockchain and Entertainment Financing.

The Leveller platform called Leveller™ unlocks creative opportunities and profit-sharing through Tokenization and Blockchain-based investing open to all.

 **CREATORS**
Tap into global investment, exercise creative control, and retain a fair share of profits — a healthy cycle.



 **INVESTORS**
Simple, accessible, and transparent investing in creative projects de-risked by AI business intelligence.

The Leveller™ Ecosystem

Fairness.


CREATORS
Create New Project
Set funding target in fiat and other digital currencies supported on the Leveller™ platform.




INVESTORS
Invest in Projects
Invest into projects presented by creators on the Leveller™ platform.













Blockchain

Transparency, equality, and accountability.

Using Blockchain "smart contracts" Leveller™ is a unique and robust solution to complex entertainment financing. This approach brings significant advantages such as low costs, high-speed reconciliation, immutability, transparency, irreversibility, and security.

Always on, no downtime.

Complex contracts become simple.

Single source of the truth.

Investment

Opening entertainment to everyone.

For the first time in history, Hollywood investment is open to all across the globe. New investment dollars will empower creators to produce with no strings attached in a transparent, organized, and equitable investment ecosystem.

Opening Hollywood investment to all.

Creators retain lion's share of profits.

Creators retain total creative freedom.

Tokenization

Seamless & efficient financing.

Leveller™ harnesses the power of tokenization and cryptocurrencies to empower creators and investors to participate in Hollywood film production.

Global Investment Pool.

Faster Deal Execution.

International Market Exposure.

Market

A generation hungry for personalized entertainment

The entertainment industry is re-shaping around immersive user experiences to create, watch, and share personalized content available anytime, anywhere. Similarly, the rapid rise of investment as a viable, trusted concept for the mass market has brought a large influx of capital to fund innovative ideas.

STEADY E&M GROWTH
Global entertainment and media (E&M) growth of 4.2%, with $41 Billion average market size in 2017.[1]

TOP TIER PRODUCTIONS
1,516 productions of $1M–$50M and 742 productions of $50M–$100M from 2014–2016.[1]

INVESTMENT 2X YOY
Global equity crowdfunding sector worth $2.56 Billion in 2015, and expected to double year on year.[3]

1 PWC (2017). Perspectives from the Global Entertainment and Media Outlook 2017–2021. Curtain up! User experience takes center stage
3 Massolution (2015). Crowdfunding Industry Report





















Business Model

Where creativity meets frictionless investing.

Leveller™ handles the heavy lifting in creating the SPVs and legal framework for investments. We generate revenue in the form of management fees and carried interest distributions.

When projects succeed, we succeed.

- No platform fees for VCs and angels
- No platform fees for Creators

REIMBURSEMENT OF SPV EXPENSES

Leveller™ is reimbursed up to $20,000 out-of-pocket costs for SPV formation and administration.

MANAGEMENT FEE

20% management fee from each SPV funded on the platform.

CARRY

Leveller™ earns 20% carry in funded platform projects.

Competition

A new market for quality entertainment.

Leveller's novel approach to entertainment investment and production seeks to capture a distinct market niche. Characterized by fast, transparent, and secure access to deliver highly personalized entertainment.

Decentralized Control, Fast, Immutable, Secure
Mass Market Entertainment
Highly Personalized Top Tier Entertainment
Centralized Control, Slow, Obfuscated Terms
SingularDTV
WeiFund
21MILLION
leveller™
KICKSTARTER
UNIVERSAL
SONY

Go-to-market

Long-term relationships built on trust.

Post-funding, Leveller Media intends to launch a multi-layered plan to build strong, lasting relationships with creators, investors, producers, and audiences seeking involvement in the production and consumption of personalized entertainment.

- Digital advertising campaigns.
- Viral crowd-sourcing campaigns.
- Relationships with editors & bloggers.
- Marketing & PR partners.
- Producer & studio partnerships.
- Artist interviews & content highlights.

Leveller Media plans to leverage existing industry partnerships with creators, producers, and studios to establish a strong content production pipeline.

To attract investors to the platform, Leveller plans to use a range of digital marketing and PR channels to distribute fresh and exciting calls to action.

Downloads

Leveller Business Plan